UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

WisdomTree Investments, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

97717P104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Jonathan L. Steinberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,426,264
	6.	SHARED VOTING POWER 17,687
	7.	SOLE DISPOSITIVE POWER 8,426,264
	8.	SHARED DISPOSITIVE POWER 17,687
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,443,951
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON IN

Item 1.	Issuer

(a)	Name of Issuer: WisdomTree Investments, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

245 Park Avenue, 35th Floor
New York, New York 10167

Item 2.	Filing Person

(a)	Name of Persons Filing: Jonathan L. Steinberg

(b)	Address of Principal Business Office or, if None, Residence:

245 Park Avenue, 35th Floor
New York, New York 10167

(c)	Citizenship: United States

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share

(e)	CUSIP Number: 97717P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act;

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 8,443,951 shares of common stock *

(b)	Percent of class: 6.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,424,962

(ii)	Shared power to vote or to direct the vote: 17,687

(iii)	Sole power to dispose or to direct the disposition: 8,424,962

(iv)	Shared power to dispose or to direct the disposition of: 17,687

* As of December 31, 2013, the 8,443,951 shares of common stock beneficially owned by Mr. Steinberg included (i) 798 shares of common stock owned by Mr. Steinberg’s spouse with whom he may be deemed to share voting power; (ii) 16,889 shares of common stock held in a joint account with Mr. Steinberg’s spouse with whom he shared voting power; (iii) 301,683 shares of restricted stock over which Mr. Steinberg possesses sole voting power, but which are not transferable by him until such shares have vested (these shares vest as to 155,841 shares on January 22, 2014 and as to 75,421 shares on each of January 22, 2015 and 2016); and (iv) 3,335,000 shares of common stock issuable upon the exercise of options that were currently exercisable or would become exercisable within 60 days from December 31, 2013.

The percent of class was calculated based on 132,246,935 shares of common stock issued and outstanding as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

By:	/s/ Jonathan L. Steinberg
Jonathan L. Steinberg